UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For September 2018

Commission File No. 001-36848

Check-Cap Ltd.
Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File No. 333-226490, and into the Form F-3 Registration Statements File Nos. 333-211065 and 333-225789.

Other Information

On September 25, 2018, Check-Cap Ltd. (the "Company") announced the results of its 2018 Annual General Meeting of Shareholders (the "Meeting") held on September 20, 2018, at the Company's offices located at Check-Cap Building, 29 Aba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel.

At the Meeting, the Company's shareholders duly approved and adopted the following proposals:

1.	To re-elect all five directors to serve as members of the Company Board of Directors, until Company’s next annual general meeting of shareholders;

2.	To approve the remuneration to be paid to each of the director nominees, subject to their election at the Meeting;

3.	To approve a one-time award of equity-based compensation, consisting of restricted stock units and options, to each of the director nominees, subject to their election at the Meeting;

4.
To ratify and approve the reappointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent auditor for the year ending December 31, 2018 and for such additional period until Company’s next annual general meeting;

The proposal to approve the amended compensation terms for, and a one-time award of equity-based compensation, consisting of restricted stock units and options to, Mr. Alex Ovadia, the Company Chief Executive Officer was not approved.

All the foregoing proposals were fully described in the Company's Proxy Statement for the Meeting, attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission on August 1, 2018. Only shareholders of record at the close of business on August 7, 2018 were entitled to vote at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd. By: /s/ Lior Torem Name: Lior Torem Title: Chief Financial Officer

Dated: September 25, 2018